FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6 th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

August 12, 2004

Item 3.	PRESS RELEASE

August 12, 2004 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. reported financial results for the second quarter ended June 30, 2004.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER
	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 12th day of August, 2004.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

6190 Agronomy Road 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE          NASDAQ: CRME          TSX: COM

CARDIOME REPORTS SECOND QUARTER RESULTS

Vancouver, Canada, August 12, 2004 - Cardiome Pharma Corp. (NASDAQ-CRME, COM-TSX) reported today financial results for the second quarter ended June 30, 2004. Effective December 31, 2003, the Company changed its fiscal year end from November 30 to December 31. As a result, the Company has provided comparative results for the three and six months ended May 31, 2003. Amounts, unless specified otherwise, are in Canadian dollars. At June 30, 2004, the exchange rate was CDN$1.00 = U.S. $0.7497.

OVERVIEW

The highlight for the second quarter ended June 30, 2004 was the listing of our common shares on the NASDAQ National Market. We intend to maintain dual listings on the Toronto Stock Exchange and NASDAQ.

Also during this quarter, we received an approvable letter from the FDA for Oxypurinol for the treatment of allopurinol-intolerant gout. The letter states that prior to final marketing approval, the FDA requires additional clinical and manufacturing data.

Our main research and development programs, in the area of atrial fibrillation and congestive heart failure, have progressed as we expected.

Compared to the previous fiscal year, we have substantially increased our operational activities. During the six months ended June 30, 2004, we had five concurrent clinical studies ongoing with another clinical study in the preparation stage. In addition, we had one pre-clinical study in the formulation stage, as well as one new drug application. This compares to only one clinical study ongoing and one in the preparation stage as of the end of the second quarter in the preceding fiscal year. As a result, our research and development expenditures had increased substantially as compared to the previous year. The increased operational costs were offset by the additional research collaborative fees we collected in the current fiscal period. The majority of our expanded operational activities related to the RSD1235 Intravenous Project, which is partially funded by Fujisawa. Our financial condition and results of operations for the six months ended June 30, 2004 were within our expectations.

SUBSEQUENT DEVELOPMENT

On July 7, 2004, we announced the initiation of our third Phase III efficacy study of RSD1235 for the acute treatment of atrial fibrillation. This study, called ACT 3, is conducted by our co-development partner, Fujisawa. This study is designed to measure the safety and efficacy of RSD1235 in new onset atrial fibrillation patients and is being carried out in more than 50 centers throughout the world.

RESULTS OF OPERATIONS

For the three months ended June 30, 2004 ("Q2-2004"), the Company recorded a net loss of $9.8 million ($0.25 per common share), as compared to a net loss of $4.4 million ($0.15 per common share) for the three months ended May 31, 2003 in the preceding fiscal year ("Q2-2003"). On a year-to-date basis, we recorded a net loss of $14.6 million ($0.38 per common share) for the six months ended June 30, 2004, compared to a net loss of $9.0 million ($0.32 per common share) for the six months ended May 31, 2003.

We expect losses to continue for at least two fiscal years as we invest in our product research and development, including clinical trials and regulatory compliance.

Revenues

Total revenue for Q2-2004 and the six months ended June 30, 2004 increased to $5.3 million and $10.3 million respectively, as compared to $0.4 million and $0.8 million for Q2-2003 and the six months ended May 31, 2003.

Licensing fees represent the amortization of deferred revenue related to upfront payments from our collaborative partners. We generated $1.1 million and $3.1 million of licensing fees for Q2-2004 and the six months ended June 30, 2004, as compared to $0.1 million and $0.3 million for Q2-2003 and the six months ended May 31, 2003. For Q2-2004, the increase was largely due to the amortization of deferred revenue of $1.0 million related to the upfront payment from Fujisawa ($Nil for Q2-2003). For the six months ended June 30, 2004, the increase was primarily due to the recognition of the remaining balance of unamortized deferred revenue of $0.9 million ($0.3 million for the six months ended May 31, 2003) related to the upfront payment from our collaborative partner, UCB Farchim S.A ("UCB") and the amortization of deferred revenue of $2.2 million related to the upfront payment from Fujisawa ($Nil for the six months ended May 31, 2003). The remaining unamortized deferred revenue of $0.9 million related to the upfront payment from UCB was recognized in Q1-2004 since we no longer had significant involvement with this project. UCB had elected not to extend its research service contract with us after March 18, 2004. UCB is evaluating whether it will advance any compound from our previous anti-tussive program into clinical trials.

Research collaborative fees were $4.2 million and $7.2 million for Q2-2004 and the six months ended June 30, 2004, as compared to $0.2 million and $0.5 million for Q2-2003 and the six months ended May 31, 2003. For Q2-2004, the increase was mainly attributable to the research and development cost recovery from Fujisawa of $3.7 million ($Nil for Q2-2003) and $0.5 million for project management services provided to Fujisawa ($Nil for Q2-2003). This was offset by the decrease of research service fees of $0.2 million from UCB in Q2-2003. For the six months ended June 30, 2004, the increase was mainly attributable to the research and development cost recovery from Fujisawa of $6.1 million ($Nil for the six months ended May 31, 2003) and $0.9 million for project management services provided to Fujisawa ($Nil for the six months ended May 31, 2003). This was offset by the decrease of research services fees of $0.3 million from UCB in the six months ended May 31, 2003.

For the remainder of the current fiscal year, we do not anticipate any product sales. We will continue to recognize as revenue the amortization of deferred revenue related to the upfront payment from our collaboration and license agreement with Fujisawa. We will continue to receive project management fees and development cost reimbursements from Fujisawa. We may receive a milestone payment from Fujisawa in the current fiscal year. We may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that we will maintain our existing agreements or enter into any new licensing or collaborative research and development agreement.

Research and Development Expenditures

Research and development expenditures were $12.4 million for Q2-2004, as compared to $2.5 million for Q2-2003. We accumulated total research and development expenditure of $20.0 million for the six months ended June 30, 2004, as compared to $5.7 million for the six months ended May 31, 2003. The increase of $9.9 million and $14.3 million in research and development expenditures for the three and six months ended June 30, 2004, as compared to those incurred for the three and six months ended May 31, 2003, was primarily due to the increase of stock-based compensation for research and development personnel and the expenditures associated with the ongoing and expanded activities in connection with the projects described below. Total stock-based compensation for research and development personnel was $422,000 and $720,000 for the three and six months ended June 30, 2004, as compared to $105,000 and $122,000 for the three and six months ended May 31, 2003.

1)	RSD1235 Intravenous Project

During Q2-2004, we continued our work on three Phase III clinical trials related to the RSD1235 Intravenous Project. As expected, with multiple clinical trials ongoing, our expenditures for this project increased substantially to $7.1 million for Q2-2004, as compared to $0.8 million for Q2-2003. On a year-to-date basis, our expenditures for this project were increased significantly to $11.8 million for the six months ended June 30, 2004, as compared to $1.8 million for the six months ended May 31, 2003. In accordance with our collaboration agreement with Fujisawa, expense recoveries of $4.5 million and $7.0 million for Q2-2004 and the six months ended June 30, 2004, respectively relating to these expenditures have been recorded as research collaborative fees.

2)	RSD1235 Oral Project

We continued our work on the oral formulation and pre-clinical toxicology testing during Q2-2004. Total expenditure for this project increased to $1.6 million for Q2-2004, as compared to $0.1 million for Q2-2003. On a year-to-date basis, total expenditure for this project increased to $2.2 million for the six months ended June 30, 2004, as compared to $0.3 million for the six months ended May 31, 2003. The significant increase in expenditure for both periods was the result of the preparation of extended release oral formulations to support our Phase I studies and the conduction of toxicology studies to support development of an oral controlled release formulation for RSD1235.

3)	Oxypurinol CHF Project

During Q2-2004, we continued our work on three clinical studies involving Oxypurinol for the treatment of congestive heart failure. Our expenditure for this project increased to $1.9 million for Q2-2004, as compared to $0.7 million for Q2-2003. On a year-to-date basis, our expenditure for this project was increased to $3.5 million for the six months ended June 30, 2004, as compared to $1.4 million for the six months ended May 31, 2003.

4)	Oxypurinol Gout Project

Subsequent to our submission of an NDA for Oxypurinol for the treatment of allopurinol-intolerant hyperuricemia (gout), we received an approvable letter from the FDA in June 2004 seeking additional clinical and manufacturing data prior to final marketing approval. We have scheduled a meeting with the FDA to discuss our regulatory alternatives. As a result of this meeting, we may elect to discontinue our development of this product line. Should we decide to discontinue this project, we will expense the remaining net book value of the related intangible assets which will result in a charge to operations of approximately $7 million, net of future income tax recovery. The intangible assets arose from our acquisition of Paralex, Inc. in 2002 by the issuance of our common shares and a cash payment of $0.2 million. Our expenditure for this project increased to $1.5 million for Q2-2004, as compared to $0.6 million for Q2-2003. On a year-to-date basis, our expenditure for this project increased to $2.0 million for the six months ended June 30, 2004, as compared to $1.5 million for the six months ended May 31, 2003.

5)	Other Pre-clinical Projects

During Q2-2004, we also continued certain pre-clinical studies to support various intellectual property protection and corporate activities. The total expenditures for these activities were $0.3 million and $0.5 million for Q2- 2004 and the six months ended June 30, 2004, as compared to $0.3 million and $0.7 million for Q2-2003 and the six months ended May 31, 2003.

We expect our research and development expenditures for the second half of the current year ending December 31, 2004 ("Fiscal 2004') to be lower than those incurred in the first half. On a year to date basis, we expect our research and development expenditures for Fiscal 2004 to be more than double of those incurred in the thirteen-month period ended December 31, 2003 ("Fiscal 2003") as a result of the expanded operational activities described above.

General and Administration Expenditures

General and administration expenditures were $2.2 million for Q2-2004, as compared to $1.4 million for Q2-2003. We incurred a total general and administration expenditure of $3.7 million for the six months ended June 30, 2004, as compared to $2.4 million for the six months ended May 31, 2003. The increase in general and administration expenditures for Q2-2004 and the six months ended June 30, 2004, as compared to those incurred for Q2-2003 and the six months ended May 31, 2003, was largely due to the increase in consulting and professional fees ($113,000 and $266,000, respectively), the increase in wages and benefits (including stock-based compensation for administrative and executive personnel) of $358,000 and $505,000 respectively, Nasdaq listing fees of $140,000 for both periods, and other expenditures to support our expanded operational activities ($163,000 and $391,000, respectively). Total stock-based compensation for administrative and executive personnel was $607,000 and $932,000 for Q2- 2004 and the six months ended June 30, 2004, as compared to $468,000 and $712,000 for Q2-2003 and the six months ended May 31, 2003.

We expect general and administration expenditures for fiscal 2004 to be relatively similar as those incurred in fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Cash

Our operational activities during the six months ended June 30, 2004 were financed mainly by our working capital carried forward from the preceding fiscal year and research collaborative fees collected from our partners, Fujisawa and UCB. During the three and six months ended June 30, 2004, cash provided by financing activities was mainly the proceeds of $4.6 million and $6.3 million received from the issuance of our common shares upon exercise of share purchase warrants and options. Cash used in financing activities was $0.2 million for both the three and six months ended May 31, 2003.

Cash used in operating activities for Q2-2004 was $9.6 million, as compared to $3.8 million for Q2-2003. As we projected, the increase was largely due to the increase in the loss for the period with the substantial increase of clinical operation activities. Cash used in operating activities for the six months ended June 30, 2004 was $13.2 million, as compared to $8.7 million for the six months ended May 31, 2003. The increase primarily resulted from the increase in the loss for the period. Since ACT 1 will be winding down in Q3 and four out of the remaining six current ongoing studies will be completed or close to completion by the end of 2004, we expect cash used in operating activities to decline as we exit 2004.

Cash provided by investing activities for Q2-2004 was $0.5 million, as compared to $1.0 million of cash provided by investing activities for Q2-2003. The decrease of cash provided by investing activities was primarily due to the increase of $0.8 million in purchases of capital assets; this was offset by $0.3 million net sale of short-term investments. Cash used in investing activities for the six months ended June 30, 2004 was $3.5 million, as compared to $7.6 million of cash provided by investing activities for the six months ended May 31, 2003. The $11.1 million decrease of cash provided by investing activities was largely due to the increase of $2.2 million net purchases of capital assets and $9.1 million net purchase of short-term investments. The increase in purchases of capital assets for the three months and six months ended June 30, 2004 compared to the corresponding periods in the prior fiscal year was mainly due to the construction of our new facility; 60% of these investments are recoverable from our landlord through a leasehold inducement program.

At June 30, 2004, we had working capital of $31.3 million, as compared to $40.5 million at December 31, 2003. We had available cash reserves; comprised of cash, cash equivalents and short-term investments, of $35.6 million at June 30, 2004, as compared to $44.6 million at December 31, 2003.

Pursuant to the Collaboration and License Agreement entered between Fujisawa and us, we own a right of requesting Fujisawa to acquire US$4 million of our common shares at a 25% premium to the average closing price of our common shares on the TSX over a 30-calendar day period. We intend to exercise this right prior to its expiry date on October 28, 2004. Upon the completion of the exercise of option, the issuance of shares will be valued at the then market price and be recorded as shareholder equity. The 25% premium will be recorded as deferred licensing revenue and amortized on a straight-line basis over the remaining estimated development period of approximately 24 months.

Teleconference Call Notification: August 12, 2004 4:30 p.m. EST 1:30 p.m. PST
Cardiome will hold a teleconference and webcast today at 4:30 p.m. EST, 1:30 p.m. PST to discuss the results and to provide an update on developments of the Company. To access the call, please dial 416-695-5261 or 1-877-667-7774. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The live or archived webcast can be accessed through either http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=880440 or the "What's New" section of Cardiome's website at www.cardiome.com. The conference call will be hosted by Bob Rieder, President and CEO, Doug Janzen, CFO, Christina Yip, VP Finance and Administration, and Don Graham, Director of Corporate Communications.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

Cardiome's lead antiarrhythmic product, RSD1235, is designed to be an acute-use, intravenous (IV) administration treatment for atrial fibrillation (AF), a condition in which the atria of the heart beat rapidly and erratically. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome has now initiated three Phase 3 clinical trials for IV RSD1235. In a proof-of-concept IV dosing study completed in 2002, RSD1235 dosed intravenously converted 61% of patients to normal sinus rhythm, compared to 5% placebo conversion rate.

In an oral dosing study in humans also completed in 2002, RSD1235 was shown to have high oral bioavailability, suggesting it could be used for chronic oral treatment of AF. Cardiome expects to initiate clinical studies with an extended-release version of RSD1235 by the fourth quarter of 2004.

Cardiome's lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body's needs. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF. Cardiome also has a program, currently under internal review, applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:

Don Graham, Director of Corporate Communications
(604) 676-6963 or 604-677-6905 Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Selected Financial Highlights (Canadian dollars)
	As at
Balance Sheets	June 30, 2004	December 31, 2003

Cash and cash equivalents	$3,624,022	$13,978,880
Short-term investments	31,983,561	30,604,031
Amounts receivable	4,902,508	4,360,377
Prepaid expenses	1,105,807	798,004
Total current assets	41,615,898	49,741,292
Capital assets	2,630,943	849,689
Intangible and other assets	39,211,321	41,533,337
Total assets	$83,458,162	$92,124,318

Current liabilities	$10,335,083	$9,263,563
Long-term portion of capital lease obligations	-	7,040
Long-term portion of deferred revenue	5,781,215	8,304,168
Deferred leasehold inducement	346,145	-
Future income tax liability	14,890,000	15,860,000
Shareholders’ equity	52,105,719	58,689,547
Total liabilities and shareholders’ equity	$83,458,162	$92,124,318

	For the Three Months
	Ended		For the Six Months Ended
Statements of Loss and Deficit	June 30, 2004	May 31, 2003	June 30, 2004	May 31, 2003

Revenue
Licensing fees	$1,085,121	$132,266	$3,052,020	$264,533
Research collaborative fees	4,184,158	230,465	7,206,752	497,931
	5,269,279	362,731	10,258,772	762,464

Expenses
Research and Development	12,431,534	2,507,022	20,008,364	5,710,649
General and Administration	2,181,902	1,407,816	3,729,045	2,427,241
Amortization	1,470,050	1,426,933	2,869,756	2,802,326
	16,083,486	5,341,771	26,607,165	10,940,216
Operating loss	(10,814,207)	(4,979,040)	(16,348,393)	(10,177,752)

Other income
Interest and other income	277,284	68,846	408,771	194,427
Foreign exchange gain	210,864	46,954	401,743	54,127
	488,148	115,800	810,514	248,554

Loss before income taxes	$(10,326,059)	$(4,863,240)	$(15,537,87)	$(9,929,198)
Future income tax recovery	485,000	487,000	970,000	974,000
Net Loss for the period	$(9,841,059)	$(4,376,240)	$(14,567,879)	$(8,955,198)
Deficit, beginning of period	(69,018,449)	(49,004,774)	(64,291,629)	(44,425,816)
Deficit, end of period	$(78,859,508)	$(53,381,014)	$(78,859,508)	$(53,381,014)
Basic and diluted loss per common share[1]	$(0.25)	$(0.15)	$(0.38)	$(0.32)
1 Basic and diluted loss per common share is based on the weighted average number of common shares outstanding during the period.